Exhibit 12.1

THE HOME DEPOT, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratio data)

	Fiscal Year (1)										Three Months Ended
	2002		2003		2004		2005		2006		April 29, 2007
Earnings Before Income Taxes	$5,872		$6,843		$7,912		$9,282		$9,308		$1,674
Less: Capitalized Interest	(59)		(50)		(40)		(51)		(47)		(11)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	132		145		170		191		319		85
Interest Expense	96		112		110		194		439		183
Adjusted Earnings	$6,041		$7,050		$8,152		$9,616		$10,019		$1,931

Fixed Charges:
Interest Expense	$96		$112		$110		$194		$439		$183
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	132		145		170		191		319		85
Total Fixed Charges	$228		$257		$280		$385		$758		$268
Ratio of Earnings to Fixed Charges (2)	26.5	x	27.4	x	29.1	x	25.0	x	13.2	x	7.2	x

(1)             Fiscal years 2006, 2005, 2004, 2003 and 2002 refer to the fiscal years ended January 28, 2007, January 29, 2006, January 30, 2005, February 1, 2004 and February 2, 2003, respectively.

(2)             For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings before income taxes plus fixed charges, excluding capitalized interest.  “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest.  The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes)+(fixed charges)-(capitalized interest)
(fixed charges)